Exhibit 99.1

ICON Announces Pricing of USD 2 Billion Notes

Dublin, Ireland, April 30, 2024 – ICON plc (NASDAQ: ICLR) (“ICON”), a world-leading healthcare intelligence and clinical research organization, today announced the pricing of a USD 2 billion SEC-registered bond offering, consisting of $750,000,000 5.809% Senior Secured Notes due 2027, $750,000,000 5.849% Senior Secured Notes due 2029 and $500,000,000 6.000% Senior Secured Notes due 2034 (collectively, the “Notes”).

The Notes will be issued by ICON’s wholly-owned subsidiary, ICON Investments Six Designated Activity Company (the “Issuer”), and will be guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”) (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”), in each case that guarantee the obligations under our senior secured U.S. dollar denominated term loan facility and senior secured revolving credit facility (together, the “Senior Secured Credit Facilities”) and the 2.875% senior secured notes due 2026 issued by PRA Health Sciences, Inc., a wholly owned subsidiary of ICON (the “Existing Notes”). The Notes will be senior secured obligations of the Issuer and the Guarantors and the Notes will rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the Existing Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt.

The offering is expected to close on May 8, 2024, subject to the satisfaction of customary closing conditions.

The net proceeds of the offering will be used to (i) provide funds to the borrowers under our Senior Secured Credit Facilities, through intercompany loans and other means, to repay a portion of the senior secured term loans outstanding under the Senior Secured Credit Facilities and (ii) pay fees, costs and expenses related to the offering.

The Issuer and ICON have filed a registration statement (including a prospectus) (“the Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) for the Notes to which this communication relates. Before investing, potential investors should read the Preliminary Prospectus Supplement and prospectus in the Registration Statement, and the other documents incorporated by reference in the Preliminary Prospectus Supplement and the Registration Statement for more complete information about the Issuer, ICON and the offering. These documents may be obtained free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement may be requested by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, E-mail: prospectus@citi.com; HSBC Securities (USA) Inc., (866) 811-8049; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533; Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Investment Banking Division, Facsimile: (212) 507-8999; Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY 10022, Attention: Debt Capital Markets, Facsimile: (212) 407-0930, E-mail: DCMAmericas@santander.us.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, including the Notes. There shall not be any sale of the securities described herein in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Reference is also made to the restrictions set out in “Important Information” below. The distribution of this press release and other information in connection with the offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-

looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, the Registration Statement and certain other reports, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 102 locations in 54 countries as at March 31, 2024.

Important Information

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”) and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F